ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
BALANCE SHEET
(Unaudited)
(Stated in Canadian Dollars)

	SEPTEMBER 30	DECEMBER 31
	2005	2004

ASSETS

Current
Cash	$5,957	$433,617
Advances and prepaid expenses	87,431	1,984
Goods and services tax receivable	9,253	24,317
	102,641	459,918
Equipment (net of accumulated amortization)	5,467	6,809
	108,108	466,727

LIABILITIES

Current
Accounts payable and accrued liabilities	$80,968	$124,658
Accounts payable to related parties	87,447	196,777
	168,415	321,435

SHAREHOLDERS’ DEFICIENCY

Capital Stock (Note 2)
Authorized:
100,000,000 common voting shares without par value
Issued:
17,243,505 common voting shares at September 30,
2005 and 16,273,505 common voting shares at
December 31, 2004	1,629,808	1,431,053

Other Contributed Capital	745,998	629,171

Deficit Accumulated During the Exploration Stage	(2,436,113)	(1,914,932)
	(60,307)	145,292

	$108,108	$466,727

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2005	2004	2005	2004	2005

Expenses
Amortization	447	346	1,342	691	2,378
Consulting	23,000	29,034	76,101	59,715	149,114
Deferred tax recovery	-	-	-	-	(2,376)
Exploration and mineral
properties acquisition
costs	114,718	191,497	322,496	214,818	1,009,473
Interest expense and				-
bank charges	441	-	2,156		10,743
Management fees	-	-	-	-	225,000
Office and sundry	3,436	7,307	14,223	36,837	80,221
Professional fees	17,512	4,834	52,074	52,270	219,012
Rent	3,346	3,040	10,524	6,047	199,701
Stock-based
compensation	14,500	-	14,500	143,909	435,500
Telephone	1,384	1,494	4,734	6,229	17,737
Travel & promotion	9,914	17,691	23,031	51,537	89,610
	188,698	255,243	521,181	572,099	2,436,113

Loss for the Period	188,698	255,243	521,181	572,053	$2,436,113

Deficit, Beginning Of
Period	2,247,415	1,275,296	1,914,932	958,486

Deficit, End Of Period	$2,436,113	$1,530,539	$2,436,113	$1,530,539

Basic And Diluted Loss
Per Share	$0.01	$0.02	$0.03	$0.04

Weighted Average Number
Of Shares Outstanding	16,481,168	16,751,048	16,390,220	16,293,600

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED		INCEPTION
	SEPTEMBER 30		SEPTEMBER 30		6/16/95 TO
	2005	2004	2005	2004	9/30/05
Cash provided by (used in)

Operating Activities
Net loss for the period	$(188,698)	$(255,243)	$(521,181)	$(572,053)	$(2,436,113)
Items not involving cash:
Amortization	447	346	1,342	691	2,378
Stock based compensation	14,500	-	14,500	-	435,500
Write of debt to related
parties	102,327	-	102,327	-	102,327
Changes in non-cash operating
working-capital
Advances & prepaid expenses	(77,047)	6,835	(85,447)	(1,084)	(87,431)
Goods & Services tax	(3,463)	(7,642)	15,064	(10,927)	(9,253)
Accounts payable	39,421	62,132	(43,690)	(36,301)	80,968
Accounts payable to related
parties	(75,618)	-	(109,330)	(13,805)	87,447
	(188,131)	(193,572)	(626,415)	(633,479)	(1,824,177)

Investing Activity
Capital assets	-	-	-	(7,845)	(7,845)
	-
Financing Activities
Contributed capital	-	7,500	-	138,979	208,171
Issue of capital stock	156,151	51,288	198,755	598,482
					1,629,808
Subscriptions received	-	-	-	(190,816)	-
	156,151	58,788	198,755	546,645	1,837,979

Net Change in Cash	(31,980)	(134,784)	(427,660)	(94,679)	5,957
Cash, Beginning Of Period	37,937	135,238	433,617	95,133	-
Cash, End Of Period	$5,957	$454	$5,957	$454	$5,957
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
During the period ended September 30, 2004, the Company issued 150,000 common shares at a fair value of $58,788 in connection with the acquisition of mineral property interests; 3,750,000 escrow shares were returned to the treasury and their original issuance costs of $7,500 were credited to the contributed surplus and the Company’s contributed surplus increased by $143,909 due to grant of options to purchase 1,175,000 shares of the Company. Of this surplus, $12,430 was transferred to capital stock upon exercise of options to purchase 100,000 shares of the Company. During the period ended September 30, 2005 the Company issued 125,000 shares, deemed at $$42,604, for mineral property acquisition and $102.327 in debt to related parties was written of and credited to contributed surplus.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of September 30, 2005 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2004 audited financial statements and notes thereto as these interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004.

2.	SHARE CAPITAL

a)

On September 22, 2005 the Company completed a private placement of the Company’s shares consisting of 550,000 non-flow through units at US $0.15 per unit (each unit consisting of one common share and one common share purchase warrant entitling the holder to buy one additional share at US $0.25 for a period of one year) and 295,000 flow through shares at CDN $0.20 per share (without warrant).

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION
Balance, December 31, 2004	16,273,505	$1,431,053
Issued pursuant to:
Mineral property agreement	125,000	42,604
Private placement	845,000	156,152
Balance, September 30, 2005	17,243,505	$1,629,809

c)

During the period ended September 30, 2005, the Company granted 1,425,000 stock options exercisable at US$0.15 per share over five years, and cancelled options to purchase 675,000 shares from the 1,350,000 options outstanding earlier. Thus, as at September 30, 2005 there were outstanding options to purchase 2,100,000 shares at US$0.15 per share.

The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.52%, expected volatility of 212%, an expected option life of three and a half years, and dividend yield of 0%. During the nine-month period ended September 30, 2005, the Company recognized stock-based compensation in the amount of $14,500.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

2.	SHARE CAPITAL (continued)

	d)	Warrants

The following table lists the common share warrants outstanding at December 31, 2004. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

889,500	$ 0.25 to $ 0.30	February 5, 2006
698,000	$ 0.54	June 9, 2006
550,000	US$0.25	September 22, 2006
2,815,500	$ 0.26 to $ 0.29	December 31, 2006
4,953,000

3.	NEW MINERAL PROPERTY AGREEMENTS

a)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”). The Company can earn its interest in the Doran Property by making a cash payment of $35,000 (subsequent paid) and issuing 125,000 common shares in the first year (subsequently issued) and a total of $220,000 and 750,000 shares over 4 years and expending $1,000,000 on the property over three years. The property interest is subject to a2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

b)

By agreement dated April 7, 2005 the Company obtained an option to acquire a 20% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) for a cash payment of $40,000 (unpaid) and awork commitment of $100,000 per year for two years. The annual payments of $100,000 are to be made on a quarterly basis at $25,000 per quarter with the first payment due by June 30, 2005. No work has yet been completed on the Hatchet Lake Property by the Company.

c)

By agreements dated April 21, 2005 the Company granted the right to two unrelated parties to acquire a total of a 10% interest each in the Company’s Nevada gold project. Under the terms of the option agreement the Company will receive total cash consideration of US$80,000 upon the Company executing its option to acquire the 100% interest in the property interest and the purchasers agreeing to each expend a total of US$85,000 or an amount equal to 10% of the Company’s expenditures on the property.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

4.	RELATED PARTY TRANSACTIONS

	a)	During the period ended September 30, 2005 the Company paid or accrued $52,600 (2004- 28,600) in consulting fees to directors of the Company.

	b)	Accounts payable to related parties at September 30, 2004, of $87,446 (2004 - $138,435) is owing to directors and to Companies having common directors.

5.	SUBSEQUENT EVENTS

a)

On October 5, 2005 the Company completed a private placement of 1,275,000 units of the Company’s share capital at US$0.11 per unit, for proceeds of US$140,250. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant enables the holder to purchase an additional share at US$0.25 for a period of two years.

	b)	Subsequent to September 30, 2005 stock options to purchase 245,000 shares and warrants to purchase 50,000 shares of the company were exercised.

	c)	Effective October 20, 2005 the Company entered into the following agreements:

		1.	A new option agreement with United Carina (the "New Hatchet Lake Option Agreement"); and
2.

An agreement by which the Company is assigned all of CMKM Diamonds, Inc. Diamonds, Inc.'s ("CMKM Diamonds, Inc.") interest in the Hatchet Lake Property (the "Hatchet Lake Assignment Agreement") The Company had previously acquired an option to earn up to a 10% interest in and to the Hatchet Lake Property from CMKM Diamonds, Inc. and CMKM Diamonds, Inc. had the right to participate as to 10% in Entourage's Black Warrior project in Nevada. Under the terms of the New Hatchet Lake Option Agreement with United Carina and CMKM Diamonds, Inc. which supersedes and replaces the Company's previous agreements with United Carina and CMKM Diamonds, Inc., the Company is granted the exclusive option to acquire an undivided 50% beneficial right, title and interest in and to the Hatchet Lake Property in consideration of the following payments and work commitments by Entourage:

			(a)	a cash payment, on or before November 15, 2005, of $220,000 paid by Entourage to United Carina; and
			(b)	by making the following exploration expenditures on the Property:

(i)   on or before December 31, 2005, $100,000;
(ii)  on or before February 1, 2006, an additional $300,000;
(iii) on or before November 15, 2006, an additional $450,000; and
(iv) on or before November 15, 2007, an additional $450,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

5.	SUBSEQUENT EVENTS (continued)

The New Hatchet Lake Option Agreement may be subject to its acceptance for filing with the TSX-Venture Exchange as United Carina is a company listed on the TSX- Venture Exchange.

Under the terms of the Hatchet Lake Assignment Agreement, the Company has agreed to issue to CMKM Diamonds, Inc., total of 15,000,000 shares (the "Shares") of its common stock in exchange for CMKM Diamonds, Inc.'s assignment of all of its interest in and to the Hatchet Lake Property.

The Hatchet Lake Property is prospective for uranium. The Hatchet Lake Property is comprised of 4 claims totaling 16,951 hectares in the Hatchet Lake area of Saskatchewan, Canada. No NI 43-101 report has been completed on the Hatchet Lake Property and the property is at the exploration stage only.

ACQUISITION OF SMEATON/FORTE A LA CORNE/GREEN LAKE PROPERTY IN SASKATCHEWAN

The Company entered into an agreement (the "Smeaton/Forte a la Corne Property Agreement") with 101047025 Saskatchewan Ltd. ("1010") to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne Diamond Property in Saskatchewan. Under the terms of this agreement, Entourage will issue 33,888,888 common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") of which 30,000,000 common will be issued to CMKM Diamonds, Inc.

The Smeaton/Forte a la Corne Diamond Property was the subject of an agreement between 1010 and CMKM Diamonds, Inc. dated August 1, 2003.

The Smeaton/Forte a la Corne Property is comprised of approximately 1087 claims totaling approximately 411,275 hectares in the Smeaton-Forte a la Corne, Saskatchewan area. No NI 43-101 report has been completed on the Smeaton/Forte a la Corne Property to date.

ACQUISITION OF FORTE DIAMOND PROPERTY IN SASKATCHEWAN

Entourage Mining Ltd. entered into an agreement (the "Forte Agreement") with CMKM Diamonds, Inc. dated October 20, 2005 whereby it has acquired all of CMKM Diamonds, Inc.'s interest in and to the agreement dated July 18, 2004 between CMKM Diamonds, Inc. and Nevada Minerals, Inc. ("Nevada Minerals"), and in and to an undivided 36% right, title and interest in and to the Forte Diamond Property for consideration of 5,000,000 shares of the Company to CMKM Diamonds, Inc. on this date.

The Forte Diamond Property is comprised of approximately 337 claims totalling approximately 194,582 hectares in the Forte a la Corne area of Saskatchewan. No NI 43-101 report has been completed on the Forte Diamond Property to date.

The obligations of Entourage under the aforementioned agreements were expressly subject to Entourage closing, on or before October 28, 2005, a minimum of US$1,050,000 in equity financing with which to finance its working capital and other

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

5.	SUBSEQUENT EVENTS (continued

obligations. The private placement for equity financing was first announced on October 10, 2005.

d)

On November 18, 2005 the Company closed a private placement of US$800,000 at US$0.15 per unit. The Company had previously received checks in the amount of $1,050,000 and had closed in escrow awaiting receipt of funds. However, one investor did not complete as planned and the Company decided to close with the lesser amount.

The private placement, consisting of 5,333,333 units of the Company's share capital (each unit to consist of one common share and one share purchase warrant, each warrant entitling the holder to purchase an additional share for two years at an exercise price of $0.25 USD per share) were made to four placees who were "accredited investors" as that term is defined in Canada for Canadian residents and in the United States for United States residents. Shares issued as part of the units and upon exercise of underlying warrants will be subject to various resale restrictions including a four- month legend restricting resale of the shares in Canada. The shares have not been registered under the Securities Act of 1933 for resale in the United States. A finder's fee of 200,000 shares (6%) would be paid to a private individual on a portion of the private placement.

The closing of the private placement was a condition of a number of mineral property acquisitions (the "Agreements") that the Company announced on October 20, 2005. All parties involved in the Agreements agreed that the Agreements could proceed although the Company raised only USD $800,000 and not the USD $1,050,000 originally planned.